Filed by Myriad Pharmaceuticals, Inc. pursuant to

Rule 425 under the Securities Act of 1933, as amended

Subject Company: Javelin Pharmaceuticals, Inc.

Subject Company’s Commission File No.: 001-32949

THE FOLLOWING IS A COPY OF FREQUENTLY ASKED QUESTIONS POSTED TO THE MYRIAD PHARMACEUTICALS WEBSITE ON DECEMBER 18, 2009.

FREQUENTLY ASKED QUESTIONS

1.	Who is Javelin?

Javelin Pharmaceuticals, Inc is a publicly traded company, currently traded on the NYSE Amex stock exchange under ticker symbol JAV, and based in Cambridge, MA. Javelin is currently in clinical development with novel hospital care products for the treatment of acute pain.

Javelin’s lead product candidate Dyloject™ is a novel injectable diclofenac (NSAID class) that successfully completed registrational studies in multiple models of post-operative pain. Javelin submitted an NDA for Dyloject on December 2, 2009.

2.	Why did Myriad Pharmaceuticals acquire this Company?

Myriad Pharmaceuticals is focused on discovering, developing, and commercializing novel small molecule drugs that address severe medical conditions. The company strives to include in its pipeline both clinical and pre-clinical product candidates that have the potential to be first-in-class and/or best-in-class therapeutics. The acquisition of Javelin provides Myriad Pharmaceuticals with a near-market pharmaceutical product, Dyloject. If approved by the FDA, the commercialization of Dyloject would help to accelerate the development of the company and generate a near-term revenue stream.

3.	What does it mean that Myriad Pharmaceuticals entered into a definitive merger agreement to acquire Javelin?

Under the terms of the definitive agreement, Myriad Pharmaceuticals will acquire all of the outstanding shares of Javelin Pharmaceuticals common stock through a stock- for-stock transaction in which Myriad will issue a minimum of 0.2820 of a share and a maximum of 0.3311 of a share of Myriad Pharmaceuticals common stock in exchange for each outstanding share of Javelin stock. At the closing of the merger, each Javelin stockholder will receive 0.2820 of a share of Myriad Pharmaceuticals common stock for each share of Javelin common stock held. This valuation represents a 16.8% premium to the average of the closing prices of Javelin common stock on the NYSE Amex stock exchange for the 10 trading days before the announcement of the transaction.

Subsequent to the closing of the merger, Javelin shareholders will be eligible to receive additional shares of Myriad Pharmaceuticals common stock based upon the timing of the potential marketing approval of Dyloject by the FDA. The maximum amount of additional consideration, tied to FDA approval by June 30, 2010, is 0.0491 of a share of Myriad Pharmaceuticals common stock for each Javelin share, bringing total consideration to 0.3311 of a share of Myriad stock for each Javelin share. The aggregate consideration would represent a 37.1% premium to the 10-day average closing price of Javelin stock described above. You can learn more about this contingent additional merger consideration by visiting our web site or reviewing the Merger Agreement to be posted as an exhibit to a Current Report on Form 8-K we have filed with the SEC.

4.	When do you expect the acquisition to close?

The boards of directors of both companies have unanimously approved the proposed merger, which is subject to customary closing conditions, including receipt of required shareholder approvals of both companies. Contingent on shareholder approval, the deal is expected to close in the first quarter of 2010.

5.	Who will own the combined company?

Myriad Pharmaceuticals shareholders will be the majority owners of the combined company. At the closing of the transaction, approximately 59% of the combined company will be owned by Myriad shareholders, and approximately 41% will be owned by Javelin shareholders, though the final ownership percentages will be subject to adjustment depending upon the timing of FDA approval of Javelin’s lead drug candidate Dyloject, as described above. These valuations represent a percentage ownership of the combined company to be held by Javelin stockholders of between 41% and 45%.

6.	What will be the name of the combined company and what will be its stock trading symbol?

Pending the close of the transaction, the combined company, Myriad Pharmaceuticals, will be continue to be traded on the NASDAQ Global Market under the symbol MYRX. Javelin’s common stock, currently traded on the NYSE Amex stock exchange under ticker symbol JAV, will cease trading in conjunction with the close of the transaction.

7.	Why is Myriad Pharmaceuticals loaning Javelin money?

Concurrent with the signing of the definitive merger agreement, the companies have entered into a loan and security agreement whereby Myriad Pharmaceuticals will provide up to $6 million of interim financing to fund Javelin’s operating activities prior to closing, which is expected to occur during the first quarter of 2010. Myriad Pharmaceuticals’ loan will ensure that proper product launch preparations continue.

8.	How do Javelin’s programs and technology fit into the Myriad’s Pharmaceuticals corporate strategy?

The acquisition of Javelin is driven by a number of factors:

o	Immediately creates a company with a balanced portfolio of late-, middle- and early-stage products candidates

o	Accelerates the development of Myriad Pharmaceuticals into a fully integrated pharmaceutical company

o	Provides the cash resources to support the launch and commercialization of a near-term product candidate, Dyloject

o	Leverages Myriad Pharmaceuticals’ core commercial team with experience in pain and acute care to help drive market penetration of Dyloject

o	Creates the potential for a near-term product revenues to support the development of Myriad Pharmaceuticals’ pipeline, and

o	Creates a commercial infrastructure that can be leveraged to market Myriad Pharmaceuticals’ future oncology products.

9.	Does this transaction change Myriad Pharmaceuticals’ expenditures or cash runway?

Myriad intends to utilize a streamlined commercialization path to launch Dyloject within as soon as possible after FDA approval.

10.	What is Dyloject™?

Dyloject, Javelin’s lead drug candidate, is a novel injectable formulation of diclofenac, a member of the class of drugs known as non-steroidal anti-inflammatory drugs (NSAIDs). This class is widely prescribed to treat both chronic and acute pain due to its combination of efficacy and tolerability.

A majority of the 70 million post-operative patients in the U.S. must be treated for the acute pain associated with their medical procedure. Often these patients are unable to receive oral medications and as a consequence most patients receive IV morphine or other IV opioids as a standard course of care. Unfortunately, frequent and severe, opioid-associated side-effects such as respiratory depression, constipation, nausea and vomiting endanger patients and/or prolong their hospitalization. Clinical studies have demonstrated that administration of Dyloject to post-operative patients can significantly reduce the use of opioid drugs and thereby reduce their side effects. The effective use of Dyloject has the potential, therefore, to accelerate patient recovery and shorten hospitalization. We believe that Dyloject can be a valuable addition to hospital formularies available to help address this medical need for safe, effective and fast-acting opioid alternatives and has the potential to become an important tool with which to manage post-operative pain.

Javelin submitted an NDA for Dyloject to the FDA December 2, 2009.

11.	If Dyloject is approved, does Myriad Pharmaceuticals have the infrastructure to commercialize and sell the product?

To optimize the commercial potential of Dyloject, we plan to utilize a targeted sales force to call upon hospitals and orthopedic clinics. Myriad Pharmaceuticals plans to commercialize Dyloject in the U.S. independently. We have an experienced core commercial team with proven success in pain and hospital sales in the US: Chief Operating Officer, Wayne Laslie; VP of Sales, Jim DeMarco; VP of Marketing, Jose Fojas; VP of Medical Affairs, Dr. Robert Rubens; VP of Supply Chain Management, John Tatum; and Head of Commercial Analytics, Chris Pounds.

Javelin partnered with Therabel Pharma N.V. to market Dyloject in Europe, and the product was launched in the UK in December 2007. Myriad Pharmaceuticals will receive royalties from this agreement upon completion of the merger and plans to pursue other partnering opportunities in the rest of world markets.

12.	When will Dyloject be approved?

Javelin submitted an NDA for Dyloject to the FDA on December 2, 2009. Once an NDA is submitted, the FDA has 60 days to inform the sponsor of the product candidate whether the NDA has been accepted for filing and evaluation. Myriad Pharmaceuticals will be preparing for product launch and continue to work diligently with the FDA as they review and evaluate Dyloject.

13.	What will happen to additional candidates in the Javelin pipeline? Other assets?

Myriad is evaluating a range of potential options for Javelin’s programs and assets and will provide an update in the coming months.

14.	Are there changes to the Myriad Pharmaceuticals Board of Directors?

Concurrent with the closing of the transaction, Myriad Pharmaceuticals’ Board of Directors will be expanded and include up to two members to be nominated by the Javelin Board of Directors.

15.	Where can I get more information on Myriad Pharmaceuticals’ acquisition of Javelin?

More information, including the acquisition press release, a replay of the transaction conference call and associated SEC filings may be accessed in the Investor Relations section of Myriad Pharmaceuticals corporate website located at www.myriadpharma.com

Forward-Looking Statements

These FAQs contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, including, but not limited to, statements relating to: the timing and expected benefits of the proposed merger; and Javelin’s product candidate Dyloject, and its potential for FDA approval and the ability to generate future revenues for the combined company. These “forward-looking statements” are based on management’s current expectations of future events and are subject to a number of risks and uncertainties that could cause actual results to differ materially and adversely from those set forth in or implied by forward-looking statements. These risks and uncertainties include, but are not limited to: general business and economic conditions; the failure of the Myriad Pharmaceuticals or Javelin stockholders to approve the merger or the failure of either party to meet any of the other conditions to the closing of the merger; the failure to realize the anticipated benefits from the merger or delay in realization thereof; the difficulty of developing pharmaceutical products, and obtaining regulatory and other approvals; and the uncertainty regarding achieving market acceptance of any products for which regulatory approval is obtained; and other factors discussed under the heading “Risk Factors” in Myriad Pharmaceuticals’ Annual Report on Form 10-K for the year ended June 30, 2009, which has been filed with the SEC, as well as any updates to those risk factors filed from time to time in Myriad Pharmaceuticals’ Quarterly Reports on Form 10-Q or Current Reports on Form 8-K.

Important Additional Information Will be Filed With the SEC

These FAQs may be deemed to be solicitation material regarding the proposed merger of Myriad Pharmaceuticals and Javelin. In connection with the proposed merger, Myriad Pharmaceuticals intends to file with the SEC a registration statement on Form S-4, which will include a joint proxy statement/prospectus of Myriad Pharmaceuticals and Javelin and other relevant materials in connection with the proposed merger, and each of Myriad Pharmaceuticals and Javelin intend to file with the SEC other documents regarding the proposed merger. The final joint proxy statement/prospectus will be mailed to the stockholders of Myriad Pharmaceuticals and Javelin. INVESTORS AND SECURITY HOLDERS OF MYRIAD PHARMACEUTICALS AND JAVELIN ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS (INCLUDING ANY AMENDMENTS OR SUPPLEMENTS THERETO) AND THE OTHER RELEVANT MATERIAL CAREFULLY IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT MYRIAD PHARMACEUTICALS, JAVELIN AND THE PROPOSED MERGER.

The joint proxy statement/prospectus and other relevant materials (when they become available), and any and all documents filed with the SEC, may be obtained free of charge at the SEC’s web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by Myriad Pharmaceuticals by directing a written request to Myriad Pharmaceuticals, Inc., 320 Wakara Way, Salt Lake City, Utah 84108, Attention: Investor Relations, and by Javelin by directing a written request to Javelin Pharmaceuticals, Inc., 125 CambridgePark Drive, Cambridge, MA 02140, Attention: Investor Relations.

Myriad Pharmaceuticals, Javelin and their respective executive officers and directors and other persons may be deemed to be participants in the solicitation of proxies from the stockholders of Myriad Pharmaceuticals and Javelin in connection with the proposed merger. Information about the executive officers and directors of Myriad Pharmaceuticals and their ownership of Myriad Pharmaceuticals common stock is set forth in Myriad Pharmaceuticals’ annual report on Form 10-K for the year ended June 30, 2009, filed with the SEC on September 28, 2009. Information regarding Javelin’s directors and executive officers is available in its annual report on Form 10-K for the year ended December 31, 2008, filed with the SEC on March 12, 2009, and the proxy statement for Javelin’s 2009 annual meeting of stockholders, filed with the SEC on April 30, 2009. Certain directors and executive officers of Javelin may have direct or indirect interests in the merger due to securities holdings, pre-existing or future indemnification arrangements and rights to severance payments if their employment is terminated prior to or following the merger. If and to the extent that any of the Myriad Pharmaceuticals or Javelin participants will receive any additional benefits in connection with the merger, the details of those benefits will be described in the joint proxy statement/prospectus relating to the merger. Investors and security holders may obtain additional information regarding the direct and indirect interests of Myriad Pharmaceuticals, Javelin and their respective executive officers and directors in the merger by reading the joint proxy statement/prospectus regarding the merger when it becomes available.